UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GENVEC, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

37246C109

(CUSIP Number)

Jeffrey B. Steinberg

HealthCare Ventures LLC

44 Nassau Street

Princeton, New Jersey 08542

(609) 430-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37246C109	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,791,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,791,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 37246C109	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,791,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,791,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 37246C109	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,791,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,791,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 37246C109	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,791,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,791,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 37246C109	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,582,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 3,582,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 37246C109	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,582,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 3,582,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 37246C109	13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Crouse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,582,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 3,582,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 37246C109	13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 17,585
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,582,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 17,585
WITH	10	SHARED DISPOSITIVE POWER 3,582,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.65%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 37246C109	13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,582,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 3,582,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 37246C109	13D	Page 11 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,582,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 3,582,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 37246C109	13D	Page 12 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric Aguiar, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,791,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,791,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 37246C109	13D	Page 13 of 16 Pages

Item 1.

Security and Issuer

This statement relates to the common stock, $.001 par value each (“Common Stock”) of GenVec, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 65 West Watkins Mill Road, Gaithersburg, Maryland 20878.

Item 2.

Identity and Background

(a)

The name of the reporting persons are HealthCare Ventures V, L.P. (“HCVV”), HealthCare Partners V, L.P. (“HCPV”), HealthCare Ventures VI, L.P. (“HCVVI”), HealthCare Partners VI, L.P. (“HCPVI”), Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor (HCVV, HCPV, HCVVI, HCPVI, Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor are hereafter sometimes hereinafter referred to as the “Reporting Persons”). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A.1 HCVV, HCPV, HCVVI and HCPVI are limited partnerships organized and existing under the laws of the State of Delaware. HCPV is the General Partner of HCVV and HCPVI is the General Partner of HCVVI. Drs. Cavanaugh and Mirabelli and, Messrs.Werner, Crouse, Littlechild and Lawlor are the general partners of HCPV and Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are the general partners of HCPVI.

(b)

The business address for HCVV, HCPV, HCVVI, HCPVI, Drs. Cavanaugh and Aguiar and, Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542. The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(c)

Each of Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for Drs. Cavanaugh and Aguiar and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542 and the address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(d)

Not Applicable.

(e)

Not Applicable.

(f)

Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are each individuals who are citizens of the United States.

Item 3.

Source or Amount of Funds or Other Consideration

Not Applicable.

———————

1

Drs. Cavanaugh and Mirabelli and Messrs Werner, Littlechild, Crouse and Lawlor are the general partners of HCPV, the General Partner of HCVV, the record holder of the Issuer’s securities.  Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are general partners of HCPVI, the General Partner of HCVVI, the record holder of the Issuer’s securities.

CUSIP No. 37246C109	13D	Page 14 of 16 Pages

Item 4.

Purpose of the Transaction

(a)

Not Applicable.

(b)

Not Applicable

(c)

Not Applicable.

(d)

Not Applicable.

(e)

Not Applicable.

(f)

Not Applicable.

(g)

Not Applicable.

(h)

Not Applicable.

(i)

Not Applicable.

(j)

Not Applicable

Item 5.

Interest in Securities of the Issuer

(a)

HCVV directly beneficially owns 1,791,000 shares of the Common Stock of the Issuer representing 2.81% of the issued and outstanding shares of Common Stock of the Issuer. HCVVI directly beneficially owns 1,791,000 shares of the Common Stock of the Issuer representing 2.81% of the issued and outstanding shares of Common Stock of the Issuer. HCPV may be deemed to indirectly beneficially own the 1,791,000 shares of the Common Stock of the Issuer representing 2.81% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVV, the registered owner of the shares of Common Stock. HCPVI may be deemed to indirectly beneficially own the 1,791,000 shares of the Common Stock of the Issuer representing 2.81% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVVI, the registered owner of the shares of Common Stock. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Lawlor and Crouse may be deemed to indirectly beneficially own 3,582,000 shares of the Common Stock of the Issuer representing 5.62% of the issued and outstanding shares of the Common Stock of the Issuer as General Partners of each of HCPV and HCPVI, the General Partners of HCVV and HCVVI, respectively. In addition, Mr. Littlechild directly beneficially owns the 17,585 shares of the Common Stock of the Issuer representing .03% of the issued and outstanding shares of the Common Stock of the Issuer. Dr. Aguiar may be deemed to indirectly beneficially own 1,791,000 shares of the Common Stock of the Issuer representing 2.81% of the issued and outstanding shares of the Common Stock of the Issuer as a general partner of HCPVI, the General Partner of HCVVI, the registered owner of the shares of Common Stock.

(b)

HCVV and HCPV have the sole power to vote all of the 1,791,000 shares of the Common Stock of the Issuer currently owned by them. HCVVI and HCPVI have the sole power to vote all of the 1,791,000 shares of the Common Stock of the Issuer currently owned by them. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Lawlor and Crouse share the power to vote or direct the vote of the 3,582,000 shares owned by HCVV and HCVVI. Dr. Aguiar shares the power to vote or direct the vote of the 1,791,000 shares owned by HCVVI. Mr. Littlechild has the sole power to vote all of the 17,585 shares of the Common Stock of the Issuer owned by him.

CUSIP No. 37246C109	13D	Page 15 of 16 Pages

(c)

On June 23, 2006, the following shares of Common Stock were sold in a private transaction for $1.25 per share (i) 4,887,911 shares of Common Stock of the Issuer owned by HealthCare Ventures II, L.P. (“HCVII”); (ii) 1,520,144 shares of Common Stock of the Issuer owned by HealthCare Ventures III, L.P.(HCVIII”); and (iii) 446,407 shares of Common Stock of the Issuer owned by HealthCare Ventures IV, L.P. (“HCVIV”), representing all of the shares of the Common Stock of the Issuer owned by HCVII, HCVIII and HCVIV as of the date of this report. HealthCare Partners II, L.P. (“HCPII”) may have been deemed to have indirectly beneficially owned the 4,887,911 shares of Common Stock of the Issuer owned by HCVII as the general partner of HCVII and Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse may have been deemed to have indirectly beneficially owned the 4,887,911 shares of Common Stock of the Issuer owned by HCVII as the general partners of HCPII. HealthCare Partners III, L.P. (“HCPIII”) may have been deemed to have indirectly beneficially owned the 1,520,144 shares of Common Stock of the Issuer owned by HCVIII as the general partner of HCVIII and Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse may have been deemed to have indirectly beneficially owned the 1,520,144 shares of Common Stock of the Issuer owned by HCVIII as the general partners of HCPIII. HealthCare Partners IV, L.P. (“HCPIV”) may have been deemed to have indirectly beneficially owned the 446,407 shares of the Common Stock of the Issuer owned by HCVIV as the general partner of HCVIV and Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse may have been deemed to have indirectly beneficially owned the 446,407 shares of Common Stock of the Issuer owned by HCVIV as the general partners of HCPIV.

(d)

Not Applicable.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.

Material to be filed as Exhibits

Exhibit A - Joint Filing Agreement.

CUSIP No. 37246C109	13D	Page 16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2006	HealthCare Ventures V, L.P.,
Princeton, New Jersey		By its General Partner, HealthCare Partners V, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Administrative Partner

Dated: June 30, 2006	HealthCare Partners V, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Administrative Partner

Dated: June 30, 2006	HealthCare Ventures VI, L.P.,
Princeton, New Jersey		By its General Partner, HealthCare Partners VI, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Administrative Partner

Dated: June 30, 2006	HealthCare Partners VI, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Administrative Partner

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		James H. Cavanaugh, Ph.D.

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Harold R. Werner

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		William Crouse

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		John W. Littlechild

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Christopher Mirabelli

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Augustine Lawlor

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Eric Aguiar

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GenVec, Inc., and affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: June 30, 2006	HealthCare Ventures V, L.P.,
Princeton, New Jersey		By its General Partner, HealthCare Partners V, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Administrative Partner

Dated: June 30, 2006	HealthCare Partners V, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Administrative Partner

Dated: June 30, 2006	HealthCare Ventures VI, L.P.,
Princeton, New Jersey		By its General Partner, HealthCare Partners VI, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Administrative Partner

Dated: June 30, 2006	HealthCare Partners VI, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Administrative Partner

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		James H. Cavanaugh, Ph.D.

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Harold R. Werner

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		William Crouse

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		John W. Littlechild

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Christopher Mirabelli

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Augustine Lawlor

Dated: June 30, 2006	By:	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Eric Aguiar